Filed by Viasystems Group, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Viasystems Group, Inc.
Securities Act File No.: 005-60237

[Joint Investor Conference Call Script]
10-07-09

Viasystems/Merix Merger

Conference Call - October 7, 2009
7:30 a.m., Central Time

Operator:
Good morning everyone and welcome to the joint Viasystems - Merix conference call.  [Housekeeping remarks].

At this time, I’d like to turn the call over to Tom Laughran.  Please go ahead, sir.

IR Representative (Tom Laughran/FH):
Good morning and thank you for joining today’s conference call.  Participating in today’s call will be the CEO of Viasystems, David Sindelar and the CEO of Merix, Michael Burger.  Also here and available for questions are Jerry Sax, CFO of Viasystems and Kelly Lang, CFO of Merix. During this call management will plan on first addressing the recently announced merger of the two companies, and then Mr. Burger and Mr. Lang will provide an overview of their first fiscal quarter’s results and recent demand activity. The call will then be open for questions.

Before we begin, please be advised that during this call, the companies will be making forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  Such statements are based on the current assessment of their markets and other factors that will affect the combined business.  Actual results could differ materially from any implied projections due to one or more of the factors explained in Form 10-K and other documents that both companies file with the Securities and Exchange Commission. Viasystems and Merix do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or other circumstances.

I’ll now turn the call over to David . . .

David Sindelar:
Thanks Tom. . . and good morning everyone.

As announced last night, we have reached a definitive agreement to merge with Merix Corporation, combining two leading producers of high-end printed circuit boards and related electro-mechanical solutions.  As stated in our press release, the combined companies will form the largest publicly traded PCB manufacturer by revenue in the U.S. -- with a revenue base of approximately $840 million -- generated from a diverse, global base of customers.

This merger creates a world-class leader in PCB and related electro-mechanical solutions, with a complementary match up of market segments, customers and manufacturing capabilities.  It combines two global companies with leading-edge PCB manufacturing capabilities.

Specifically, Viasystems operates high-volume and quick-turn operations in China, which will complement high-volume facilities that Merix operates in other locations in Asia. We see great value in this substantial increase in capacity and larger geographic coverage. The combined business will also benefit from Merix’ quick-turn and prototyping capabilities in the U.S.

We believe that our two companies make a great strategic fit for many reasons. By combining our global manufacturing and engineering capabilities we can provide customers with a complete spectrum of services and technology in two key geographic regions—Asia and North America.

We will be leveraging diversified geographical operations that will fit very well in serving the entire product life cycle of our expanded customer base.  This means we can do quick-turn and prototyping of newly engineered products and as volumes ramp we can also provide high volume production, at competitive prices, in both North America and Asia.  This is truly a large and unique offering.  We will have the right capacity and the right technical talents and expertise in the right places.

The combined company also leverages both Viasystems’ and Merix’ technology prowess, our reputation for and philosophies regarding high quality, our deep customer relationships, and our proven operational expertise.

By utilizing the best of both companies, we can also build on our extensive industry experience to expand into complementary market segments, like Aerospace and Defense, and greater market opportunities in the electro mechanical space.

We expect the combined business to capitalize on the mutual strengths of both organizations.  These competitive strengths also come with improved manufacturing efficiencies enabling us to target $20 million in expense synergies on an annualized basis.

Overview:
So let me give a brief overview of the company that will emerge from this transaction, including several of the strategic benefits that will enable us to become even more competitive in the marketplace.

First, the merger will allow us to leverage the large-scale production and quick-turn capabilities of both companies in order to expand our revenue opportunities with a large and diversified customer base.  Specifically, on the Viasystems side, we bring a well established customer base of more than 125 original equipment manufacturers that serve numerous end markets.  This includes many large, well-known industry leaders.

Merix also supplies a very broad base of approximately 800 customers. While there is some overlap and we do compete in similar end markets, for the most part, we serve different customers.  Among the top 10 customers of both companies, there are only three overlapping customers.  So therefore, the combination will have the desirable effect of significantly diversifying our business over a larger customer base.

We will also benefit from a broader global presence.  Viasystems is primarily a high-volume producer in China.  Merix, in addition to high-volume production in multiple facilities in Asia, also has substantial North American quick-turn and high-volume production capabilities.  Merix’ North American assets will better enable market penetration and expansion into the growing and profitable military and aerospace industries.  Certainly, we expect to add volume and bring operating efficiencies to many of these operations.

One of the most important mutual strengths is our distinct, yet complementary, capabilities for prototyping and quick-turn.  One example is the quick-turn and prototyping capabilities that Merix offers in the U.S.  In addition, the company will have more diverse capabilities in Asia for both high-production and quick-turn printed circuit board manufacturing.  We know that customers attribute great value to the ability to provide them with a global offering that manages their service needs through a product’s entire life cycle.

Viasystems also provides customers with electro-mechanical solutions that are new to Merix’ service offerings.  Both companies bring a reputation of high quality and reliability, which is not necessarily a given in our market. As a result, the combined company will be better able to take a product at the design stage and quickly transition it for high volume manufacturing at a location that best suits the customer’s needs.

So I think it is clear that this is an excellent strategic fit.  The combination will substantially increase our business scale and diversify our customer base, opening new opportunities for us.  Once this transaction is complete, no other PCB company in the world will provide the scope of service and technology offering as will Viasystems.  These are two successful, innovative organizations coming together with one mission:  To meet the rapidly changing needs of our customers.

By leveraging the diversified operations and complementary technologies, as well as employee and management skill sets of both organizations, the combined company is well positioned in a recovering industry.  We’re confident in our plan to integrate our businesses and unlock tremendous value, creating opportunities for employees, customers and stakeholders with a financially stronger, more competitive enterprise.

I will now turn the call over to Mike to discuss the terms of the deal.

Mike Burger
Thank you David,

As we mentioned in the press release, there will be several steps needed to complete this merger, including approval by Merix’ shareholders at a special meeting that is tentatively planned for December.  At this special meeting, shareholders will be asked to approve the exchange of one Merix share for approximately 0.11 share of newly issued Viasystems stock subject to adjustment as a result of exercise of equity awards (including options and/or warrants) between signing and closing.

The major holders of Merix convertible notes have already agreed to terms for the conversion of their holdings into cash and Viasystems stock, as we outlined in the press release.

Another important requirement is for the new shares of Viasystems to be registered with the SEC.  The timing of this registration is difficult to predict with certainty, because the SEC may require a lengthy review process.  However, we will move as expeditiously as possible, and are optimistic that we can complete the merger by the end of 2009.

The new company will be more competitive, and will have a unique and compelling customer offering.  We will have a very manageable debt level of approximately $215 million, with approximately $40 million in cash.

We also see good potential for substantial synergies in terms of both revenue growth and cost efficiencies.  However, we have not factored revenue synergies into our financial model.  We are taking a conservative view at this point.

The new Viasystems will have approximately 20 million newly issued shares outstanding, about 80.5 percent of which will be owned by the current owners of Viasystems.  Existing Merix shareholders will receive about 12.5 percent and Merix convertible note holders will receive approximately 7.0 percent.  The major equity and note holders of both companies have agreed to certain lock-up restrictions regarding trading of the new shares.

So those are the primary terms of the deal that we are recommending to our shareholders.  Let me add to David’s remarks that I am pleased that we will be creating an exciting new business that offers great potential for our customers, employees and stakeholders.  This is an excellent strategic fit with compelling valuation considerations that offer both companies’ stakeholders tremendous value.

We drove this process toward Viasystems primarily as this combination uniquely validates, accelerates and adds scale to the “value proposition” that Merix began several years ago.  This will be a company with outstanding technology and scale, and a deep pool of talented employees.  We will encourage a culture based on a shared commitment to our customers and to each other.

Clearly, this combination capitalizes on our mutual strengths, including our high quality, specialized technologies, deep and diverse customer relationships, and proven operational capabilities.  I believe that with the expanded resources and capabilities that will be available through the joining of Viasystems and Merix, our growth will accelerate, and we will build a sustainable business for the long term.

Merix First Quarter results
Let me take a few minutes for Kelly and I to share some additional color on our fiscal first quarter results that were separately reported today…..

Now, we will open the call for your questions.  Operator?

Q&A
Closing (following Q&A)
Operator turns the call back over to Mr. Sindelar.

David Sindelar:
Thank you again for joining us today, and for your questions.  Michael, do you have anything to add?

Michael Burger:
We’re excited about the possibilities for this merger, and look forward to working toward its completion.  And, thank you to everyone for joining us this morning.

 Forward-Looking Statements:
Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of Viasystems and Merix separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Viasystems and Merix regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Viasystems nor Merix undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:  legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), developments beyond the companies’ control, including but not limited to, changes in domestic or global economic conditions, competitive conditions and consumer preferences, adverse weather conditions or natural disasters, health concerns, international, political or military developments, and technological developments. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Viasystems, Inc. for the year ended December 31, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on March 30, 2009, under the heading “Item 1A. Risk Factors” and in the Annual Report on Form 10-K of Merix for the year ended May 30, 2009, which was filed with the SEC on July 30, 2009, under the heading “Item 1A. Risk Factors,” and in each company’s other filings made with the SEC available at the SEC’s website, www.sec.gov.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Viasystems and Merix will file relevant materials with the SEC. Viasystems will file a Registration Statement on Form S-4 that includes a proxy statement of Merix and which also constitutes a prospectus of Viasystems. Merix will mail the proxy statement/prospectus to its stockholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The proxy statement/prospectus and other documents that will be filed by Viasystems and Merix with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Merix Corporation, 15725 SW Greystone Court, Suite 200, Beaverton Oregon 97006, Attention: Investor Relations or by directing a request when such a filing is made to Viasystems Group, Inc., 101 South Hanley Road, Suite 400, St. Louis, Missouri 63105, Attention: Investor Relations.

Viasystems, Merix, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Merix is set forth in Merix’s definitive proxy statement, which was filed with the SEC on August 26, 2009. Information about the directors and executive officers of Viasystems is set forth in the Form 10-K of Viasystems, Inc., which was filed with the SEC on March 30, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Viasystems and Merix will file with the SEC when it becomes available.

U.S. Internal Revenue Service (IRS) Circular 230 Notice: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the U.S. Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.